UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

SONUS NETWORKS, INC.
(Name of Issuer)

Shares of Common Shares, par value $0.001 per share
(Title of Class of Securities)

835916107
(CUSIP Number)

Rob Vickers
P.O. Box 506625
Dubai, United Arab Emirates
+971-4317-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.

835916107

1.	Names of Reporting Persons Galahad Securities Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -59,942,137 - 1
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -59,942,137- 1
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -59,942,137- 1
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.1%* 1
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 270,924,946 Common Shares outstanding as of March 20, 2014, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on March 20, 2014.

1 As disclosed below in Item 4, the reporting person listed above, the Underwriter (as defined below) and the Issuer entered into a Underwriting Agreement to sell 37,500,000 shares of Common Shares to the Underwriter, which, when effectuated, will result in the reporting person being the beneficial owner of 22,422,137 Common Shares, or 9.00% of the Common Shares (assuming the Underwriter’s Option (as defined below) has not been exercised) outstanding after giving effect to the fact that 21,501,060 Common Shares will cease to be outstanding once they are repurchased from the Underwriter by the Issuer as provided for in the Underwriting Agreement.  In the event that the Underwriter's Option is exercised, the number of Common Shares beneficially owned by the reporting person will be 16,817,137, or 6.74% of the Common Shares outstanding.

CUSIP No.

835916107

1.	Names of Reporting Persons Legatum Capital Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -59,942,137- 2
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -59,942,137- 2
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -59,942,137- 2
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.1%* 2
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 270,924,946 Common Shares outstanding as of March 20, 2014, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on March 20, 2014.

2  As disclosed below in Item 4, Galahad, the Underwriter (as defined below) and the Issuer entered into a Underwriting Agreement to sell 37,500,000 shares of Common Shares to the Underwriter, which, when effectuated, will result in the reporting person being the beneficial owner of 22,422,137 Common Shares, or 9.00% of the Common Shares (assuming the Underwriter’s Option (as defined below) has not been exercised) outstanding after giving effect to the fact that 21,501,060 Common Shares will cease to be outstanding once they are repurchased from the Underwriter by the Issuer as provided for in the Underwriting Agreement.  In the event that the Underwriter's Option is exercised, the number of Common Shares beneficially owned by the reporting person will be 16,817,137, or 6.74% of the Common Shares outstanding.

CUSIP No.

835916107

1.	Names of Reporting Persons Legatum Global Holdings Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -59,942,137- 3
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -59,942,137- 3
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -59,942,137- 3
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.1%* 3
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 270,924,946 Common Shares outstanding as of March 20, 2014, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on March 20, 2014.

3  As disclosed below in Item 4, Galahad, the Underwriter (as defined below) and the Issuer entered into a Underwriting Agreement to sell 37,500,000 shares of Common Shares to the Underwriter, which, when effectuated, will result in the reporting person being the beneficial owner of 22,422,137 Common Shares, or 9.00% of the Common Shares (assuming the Underwriter’s Option (as defined below) has not been exercised) outstanding after giving effect to the fact that 21,501,060 Common Shares will cease to be outstanding once they are repurchased from the Underwriter by the Issuer as provided for in the Underwriting Agreement.  In the event that the Underwriter's Option is exercised, the number of Common Shares beneficially owned by the reporting person will be 16,817,137, or 6.74% of the Common Shares outstanding.

CUSIP No.

835916107

1.
Names of Reporting Persons

Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -59,942,137- 4
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -59,942,137- 4
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -59,942,137- 4
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.1%* 4
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 270,924,946 Common Shares outstanding as of March 20, 2014, as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on March 20, 2014.

4  As disclosed below in Item 4, Galahad, the Underwriter (as defined below) and the Issuer entered into a Underwriting Agreement to sell 37,500,000 shares of Common Shares to the Underwriter, which, when effectuated, will result in the reporting person being the beneficial owner of 22,422,137 Common Shares, or 9.00% of the Common Shares (assuming the Underwriter’s Option (as defined below) has not been exercised) outstanding after giving effect to the fact that 21,501,060 Common Shares will cease to be outstanding once they are repurchased from the Underwriter by the Issuer as provided for in the Underwriting Agreement.  In the event that the Underwriter's Option is exercised, the number of Common Shares beneficially owned by the reporting person will be 16,817,137, or 6.74% of the Common Shares outstanding.

EXPLANATORY NOTE

This Amendment No. 13 (“Amendment No. 13”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2007, Amendment No. 1 filed with the Commission on September 10, 2007, Amendment No. 2 filed with the Commission on December 13, 2007, Amendment No. 3 filed with the Commission on December 26, 2007, Amendment No. 4 filed with the Commission on April 21, 2008, Amendment No. 5 filed with the Commission on June 19, 2008, Amendment No. 6 filed with the Commission on June 23, 2008, Amendment No. 7 filed with the Commission on June 30, 2008, Amendment No. 8 filed with the Commission on January 12, 2009, Amendment No. 9 filed with the Commission on May 15, 2009 and Amendment No. 10 filed with the Commission on January 15, 2010 by Galahad Securities Limited (“Galahad”), Legatum Capital Limited (“LCL”), Legatum Global Holdings Limited (“LGHL”), Legatum Global Investment Limited (“LGIL”) and Senate Limited (“Senate”), acting on behalf of that certain trust formed under the laws of The Cayman Islands as of July 1, 1996, and Amendments No. 11 and No. 12 filed with the Commission on August 23, 2013 and August 28, 2013, respectively, by Galahad, LCL, LGHL and Senate (collectively, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Issuer has filed with the Securities and Exchange Commission a shelf registration statement and related preliminary prospectus supplement covering the resale by Galahad of 37,500,000 Common Shares and, at the election of the Underwriter (as defined below) within 30 days, up to 5,625,000 additional Common Shares (the “Underwriter's Option”).

In addition, on March 20, 2014, Galahad and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co. (the “Underwriter”) in which Galahad agreed to sell 37,500,000 Common Shares to the Underwriter, at a price per share of $3.4882, of which 21,501,060 Common Shares will be repurchased from the Underwriter by the Issuer.  The price to the public in the offering for the Common Shares not being repurchased by the Issuer was $3.53 per share. Pursuant to the Underwriting Agreement, the Reporting Persons have agreed to pay the SEC registration fee in connection with the offering and have entered into a 60 day lock-up agreement (the “Lock-Up Agreement”) in which the Reporting Persons agree not to sell any additional Common Shares.  The closing of the sale of such Common Shares is scheduled to occur on March 25, 2014, subject to the satisfaction of customary closing conditions. The description of the Underwriting Agreement contained in this Amendment No. 13 is qualified in its entirety by reference to Exhibit 99.1 hereto.

The Reporting Persons continue to evaluate and review their continued beneficial ownership of, and investment in, shares of the Issuer and may consider the following additional future courses of action: (i) continuing to hold their Common Shares for investment; (ii) disposing of all or a portion of such Common Shares in open market sales or in privately−negotiated transactions, including additional private sales to the Issuer or otherwise; or (iii) acquiring additional Common Shares in the open market or in privately−negotiated transactions.

Item 5. Interest in Securities of the Issuer.

As disclosed in Item 4, the Reporting Persons agreed to sell 37,500,000 Common Shares pursuant to an underwritten offering, which, when  effectuated, will result in the Reporting Persons being the beneficial owner of 22,442,137 Common Shares, or 9.00% of the Common Shares (assuming the Underwriter’s Option has not been exercised) outstanding after giving effect to the fact that 21,501,060 Common Shares will cease to be outstanding after being repurchased from the Underwriter by the Issuer.  In the event that the Underwriter's Option is exercised, the number of Common Shares beneficially owned by the Reporting Persons will be 16,817,137, or 6.74% of the Common Shares outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 20, 2014, the Issuer and Galahad entered into a side letter (the “Side Letter”) which, among other things, sets forth the indemnification obligations agreed upon between the parties and LCL and the Issuer agreed to terminate an existing Non-Disclosure Agreement between such parties. The description of the Side Letter contained in this Amendment No. 13 is qualified in its entirety by reference to Exhibit 99.2 hereto.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1             Underwriting Agreement, dated as of March 20, 2014, by and among Sonus Networks, Inc., Galahad Securities Limited and Goldman, Sachs & Co.

Exhibit 99.2             Side Letter, dated as of March 20, 2014, by and among Sonus Networks, Inc., Galahad Securities Limited and Legatum Capital Limited (with respect to Section 7 thereof only).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2014

GALAHAD SECURITIES LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM CAPITAL LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM GLOBAL HOLDINGS LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

SENATE LIMITED, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director